Exhibit 11.                      Statement re: Computation of Per Share Earnings

Net loss for the three months ended February 29, 2012	$ (7,413)

Average number of shares outstanding since inception (i)	50,000,000

Net loss per share at February 29, 2012	$ (0.00)

The Company has not stock options, warrants or rights outstanding as of February 29, 2012.

There have been no shares issued between February 29, 2012 and up to the date of this prospectus.